Exhibit 99.1

SFAS No. 123 Statement

In accordance with SFAS No. 123, Accounting for Stock-Based Compensation, as amended by SFAS No. 148, Accounting for Stock-Based Compensation – Transition and Disclosure – An Amendment of FASB Statement No. 123, the Company has adopted the disclosure–only option and elected to apply the provisions of APB No. 25 for financial statement purposes. No stock-based employee compensation cost is reflected in net income for these plans.

Pro forma information regarding net income and earnings per share have been determined as if the Company had accounted for its employee stock options using the fair value method, and is presented below.

	Nine months ended September 30, 2004	Nine months ended September 30, 2003
Net income:
As reported	$981	$1,102

Deduct: total stock-based compensation cost determined under the fair value method, net of tax	73	25

Proforma	$908	$1,077

Basic earnings per share:
As reported	$0.96	$1.18
Pro forma	$0.89	$1.15
Diluted earnings per share:
As reported	$0.94	$1.14
Pro forma	$0.87	$1.12

The fair value of each option grant is estimated on the date of grant using the Black-Scholes option-pricing model with the following weighted average assumptions used for the nine-month periods ended September 30, 2004 and 2003: dividend yield of 0%, expected volatility of 10%, a risk-free interest rate of 4.08%, and expected lives of 7 years.